UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Isco, Inc.

(Name of Issuer)

Common Stock, $0.10 par value

(Title of Class of Securities)

464268101

(CUSIP Number)

John S. Zeilinger, Esq.

Baird, Holm, McEachen, Pedersen, Hamann & Strasheim LLP

1500 Woodmen Tower

Omaha, Nebraska 68102-2068

(402) 344-0500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 7, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 464268101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Robert W. Allington

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,655,047(1)

	8.	Shared Voting Power

	9.	Sole Dispositive Power 2,655,047

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,655,047(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 46.09%(3)

14.	Type of Reporting Person (See Instructions) IN

(1)  Shares of Isco, Inc. (the “Issuer”) common stock beneficially owned by Robert W. Allington (“Dr. Allington”) are subject to a Stockholder Agreement dated April 7, 2004 (the “Stockholder Agreement”) entered into between Dr. Allington, Mary L. Allington (“Mrs. Allington”), Teledyne Technologies Incorporated (“Teledyne”), a Delaware corporation, and Meadow Merger Sub Inc., a Nebraska corporation and a wholly owned subsidiary of Teledyne, including shares of Issuer common stock subject to options that are exercisable within sixty days of April 7, 2004 (as discussed in Items 3 and 4 below).

(2)  100,000 shares of Issuer common stock are held by Mrs. Allington, the spouse of Dr. Allington.  Dr. Allington disclaims beneficial ownership over such shares.

(3)  Based on the number of shares of Issuer common stock outstanding on April 7, 2004 (as represented by the Issuer in the Merger Agreement discussed in Items 3 and 4 below), the number of shares of Issuer common stock indicated represents approximately 46.09% of the outstanding Issuer common stock, including shares of Issuer common stock subject to options that are exercisable within sixty days of April 7, 2004.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Mary L. Allington

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 100,000(1)

	8.	Shared Voting Power

	9.	Sole Dispositive Power 100,000(1)

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 100,000(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 1.74%(3)

14.	Type of Reporting Person (See Instructions) IN

(1)  Shares of Isco, Inc. (the “Issuer”) common stock beneficially owned by Mary L. Allington (“Mrs. Allington”) are subject to a Stockholder Agreement dated April 7, 2004 (the “Stockholder Agreement”) entered into between Robert W. Allington (“Dr. Allington”), Mrs. Allington, Teledyne Technologies Incorporated (“Teledyne”), a Delaware corporation, and Meadow Merger Sub Inc., a Nebraska corporation and a wholly owned subsidiary of Teledyne, including shares of Issuer common stock subject to options that are exercisable within sixty days of April 7, 2004 (as discussed in Items 3 and 4 below).

(2) 2,655,047 shares of Issuer common stock are held by Dr. Allington.  Mrs. Allington disclaims beneficial ownership over shares beneficially owned by Dr. Allington.

(3)  Based on the number of shares of Issuer common stock outstanding on April 7, 2004 (as represented by the Issuer in the Merger Agreement discussed in Items 3 and 4 below), the number of shares of Issuer common stock indicated represents approximately 1.74% of the outstanding Issuer common stock.

Item 1.	SECURITY AND ISSUER.

This statement relates to the Common Stock, par value $0.10 per share, of Isco, Inc. (the “Issuer”), a Nebraska corporation, having its principal executive offices at 4700 Superior Street, Lincoln, Nebraska 68504-1398.

ITEM 2.	IDENTITY AND BACKGROUND.

(a)  This statement is being filed by Robert W. Allington (“Dr. Allington”) and his spouse, Mary L. Allington (“Mrs. Allington”) (collectively, the “Reporting Persons” and each, a “Reporting Person”).

(b)  The Reporting Persons’ principal business address is 4700 Superior Street, Lincoln, Nebraska 68504-1398.

(c)  Dr. Allington is the Chairman of the Board and Chief Executive Officer of the Issuer.  Mrs. Allington is a homemaker.

(d)  The Reporting Persons are not required to disclose legal proceedings pursuant to Item 2(d).

(e)  The Reporting Persons are not required to disclose legal proceedings pursuant to Item 2(e).

(f)  The Reporting Persons are citizens of the United States.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

As an inducement for Teledyne Technologies Incorporated (“Teledyne”) to enter into the Merger Agreement described in Item 4 and in consideration thereof, the Reporting Persons entered into a Stockholder Agreement (the “Stockholder Agreement”) dated April 7, 2004 with Teledyne and Merger Sub (as defined below) (see Item 4).  The Reporting Persons were not paid additional consideration by Teledyne or Merger Sub in connection with the execution and delivery of the Stockholder Agreement.  In addition, the Reporting Persons granted Teledyne an irrevocable proxy with respect to the shares of common stock covered by the Stockholder Agreement.

References to, and descriptions of, the Merger (described in Item 4), the Merger Agreement and the Stockholder Agreement as set forth herein are qualified in their entirety by reference to the copies of the Merger Agreement and the Stockholder Agreement, respectively, included as Exhibits 1 and 2, respectively, to this Schedule 13D, and are incorporated herein in their entirety where such references and descriptions appear.

ITEM 4.	PURPOSE OF TRANSACTION.

(a) - (b)  Pursuant to the Agreement and Plan of Merger dated as of April 7, 2004 (the “Merger Agreement”), among Teledyne, Meadow Merger Sub Inc., a newly formed Nebraska corporation and wholly owned subsidiary of Teledyne (“Merger Sub”), and the Issuer, and subject to the conditions set forth therein, Merger Sub will be merged with and into the Issuer and the Issuer will become a wholly owned subsidiary of Teledyne (the “Merger”).  Once the Merger is consummated, Merger Sub will cease to exist as a corporation and all of the business, assets, liabilities and obligations of Merger Sub will be merged into the Issuer with the Issuer remaining as the surviving corporation (the “Surviving Corporation”).

As a result of the Merger, each outstanding share of Issuer common stock, other than shares owned by the Issuer, Teledyne and Merger Sub and, if applicable, shareholders of the Issuer properly exercising and not withdrawing dissenters’ rights, will be converted into the right to receive $16.00 (the “Merger Consideration”), and holders of outstanding options who have executed a waiver, release and termination agreement will be entitled to receive an amount equal to the excess, if any, of the Merger Consideration over the exercise price of such option multiplied by the number of shares subject to such option.  Dr. Allington currently has an option to purchase 42,291 shares of Issuer common stock at an exercise price of $4.675, 18,679 shares of which are currently vested.  Upon the consummation of the Merger (and assuming such option has not expired), all shares then subject to such option will vest and Dr. Allington will receive cash in the amount of the excess of the exercise price over the Merger Consideration multiplied by the number of shares subject to such option.  Dr. Allington also holds 6,735 deferred stock units under the Issuer’s Directors’ Deferred Stock Compensation Plan.  Under the Merger Agreement, Dr. Allington will receive an amount equal to the product of the Merger Consideration multiplied by the number of deferred stock units held by Dr. Allington immediately prior to the consummation of the Merger.

Pursuant to the Stockholder Agreement, the Reporting Persons have agreed, at any meeting of the shareholders of Issuer however called and in any action by written consent of the shareholders of the Issuer, in each case before the Merger, to vote (or direct the record owner of their respective shares to vote) their respective shares (i) in favor of the Merger and the Merger Agreement; (ii) if so directed by Teledyne, against any takeover proposal from a party other than Teledyne and against any proposal for action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Issuer under the Merger Agreement or which could reasonably be expected to result in any of the Issuer’s obligations under the Merger Agreement not being fulfilled, any change in the composition of the board of directors of the Issuer (except as contemplated by the Merger Agreement), any change in the present capitalization of the Issuer or any amendment to the Issuer’s corporate structure or business, or any other action which could reasonably be expected to impede, interfere with, delay, postpone or materially adversely affect the transactions contemplated by the Stockholder Agreement or the Merger Agreement or the likelihood of such transactions being consummated; and (iii) in favor of any other matter necessary for consummation of the transactions contemplated by the Merger Agreement which is considered at any such meeting of shareholders or in such consent, and in connection therewith to execute any documents which are necessary or appropriate in order to effectuate the foregoing, including, without limitation, documents enabling Teledyne and Merger Sub or their nominee(s) to vote the Reporting Person’s shares directly.  By executing the Stockholder Agreement, the Reporting Persons irrevocably appointed Teledyne and Merger Sub (or any nominee designated by Teledyne and Merger Sub) as their lawful attorney and proxy.  Such proxy gives Teledyne and Merger Sub the limited right to vote each of the shares beneficially owned by the Reporting Persons in all matters related to the Merger and the Merger Agreement as discussed in the first sentence of this paragraph.  The Reporting Persons may vote their shares on all other matters.

The Stockholder Agreement terminates upon the written notice by Teledyne or automatically upon the earliest to occur of (i) the Merger, (ii) any amendment of the Merger Agreement without the written consent of the Reporting Persons that (a) provides for a reduction in the Merger Consideration or (b) changes the form of Merger Consideration to other than cash, (iii) any termination of the Merger Agreement pursuant to its terms, and (iv) the one year anniversary of the Stockholder Agreement.

(c)           Not applicable.

(d)           Upon consummation of the Merger, the directors of Merger Sub and those individuals designated by Teledyne on or prior to the Closing Date (as defined in the Merger Agreement) shall be the directors and officers, respectively, of the Surviving Corporation until their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation, or removal in accordance with the Surviving Corporation’s articles of incorporation and by-laws.

Dr. Allington is also party to an Employment Agreement dated April 7, 2004 (the “Employment Agreement”) with the Issuer.  The Employment Agreement is effective from and after the day on which the Merger is consummated.  Pursuant to the Employment Agreement, Dr. Allington shall serve as the Senior Vice President and Chief Scientific Officer for Research and New Product Development for an initial term of two years, subject to annual renewals until such time as either party has given the required notice to terminate the Employment Agreement following the initial term or any annual renewal thereafter.  Under the Employment Agreement, Dr. Allington shall receive a base salary of $247,500 per year and other standard employee benefits.  The Issuer has also agreed to pay Dr. Allington’s membership dues for certain scientific and professional organizations.  As further described in the Employment Agreement, the Employment Agreement may be terminated upon the occurrence of certain events including, among others, a material breach of the Employment Agreement, conviction of a felony, gross misconduct, failure to assign inventions, a material change in Dr. Allington’s duties, relocation of Dr. Allington’s position outside of Lincoln, Nebraska, or death or permanent disability.

References to, and descriptions of, the Employment Agreement as set forth herein are qualified in their entirety by reference to the copy of the Employment Agreement included as Exhibit 2.3 to the Issuer’s current report on Form 8-K filed on April 8, 2004.

(e)           Other than as a result of the Merger described in Item 3 and Item 4 above, not applicable.

(f)            Not applicable.

(g)           Upon consummation of the Merger, the amended and restated articles of incorporation of the Issuer, as in effect immediately prior to the Merger or as they may be amended by the articles of merger filed in connection with the Merger shall be the articles of incorporation of the Surviving Corporation, until thereafter amended.  The name of the Surviving Corporation shall be Isco, Inc.  Upon consummation of the Merger, the by-laws of Merger Sub, as in effect immediately prior to the Merger, shall be the by-laws of the Surviving Corporation until thereafter amended.

(h) - (i)  Upon consummation of the Merger, the common stock of the Issuer will be deregistered under the Securities Exchange Act of 1934 and cease to be authorized to be quoted on the Nasdaq National Market.

References to, and descriptions of, the Merger Agreement and the Stockholder Agreement as set forth above in this Item 4 are qualified in their entirety by reference to the copies of the Merger Agreement and the Stockholder Agreement, respectively, included as Exhibits 1 and 2, respectively, to this Schedule 13D, and incorporated in this Item 4 in their entirety where such references and descriptions appear.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)           According to the Merger Agreement, there were 5,741,946 shares of Issuer common stock outstanding on April 7, 2004.  Dr. Allington beneficially owns an aggregate of 2,655,047 shares of Issuer common stock, constituting approximately 46.09% of the outstanding common stock.  Such number includes 18,679 shares of common stock that are subject to an option that is exercisable within sixty days of April 7, 2004 and approximately 264 shares of Issuer common stock in Dr. Allington’s Isco, Inc. Retirement Plu$ Plan.  Mrs. Allington beneficially owns an aggregate of 100,000 shares of Issuer common stock, constituting approximately 1.74% of the outstanding common stock.

(b)           As discussed in Item 4, all shares of Issuer common stock beneficially owned by the Reporting Persons are subject to the Stockholder Agreement.  Pursuant to the Stockholder Agreement, each Reporting Person has agreed not to sell, transfer, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, pledge, encumbrance, assignment or other disposition of, any shares beneficially owned by the Reporting Person until the termination of the Stockholder Agreement.

(c)           No transactions in the class of securities reported have been effected during the past sixty days by any person named pursuant to Item 2.

(d)           To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer.

(e)           Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than the Stockholder Agreement and the Merger Agreement and the exhibits thereto, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

The following documents are filed as exhibits:

1.             Agreement and Plan of Merger, dated as of April 7, 2004, by and among Teledyne Technologies Incorporated, Meadow Merger Sub Inc. and Isco, Inc.

2.             Stockholder Agreement, dated as of April 7, 2004, by and among Teledyne Technologies   Incorporated, Meadow Merger Sub Inc., Robert W. Allington and Mary L. Allington.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 14, 2004

/s/ Robert W. Allington
Robert W. Allington

/s/ Mary L. Allington
Mary L. Allington

EXHIBIT INDEX

Exhibit No.	Description

1	Agreement and Plan of Merger, dated as of April 7, 2004, by and among Teledyne Technologies Incorporated, Meadow Merger Sub Inc. and Isco, Inc.

2	Stockholder Agreement, dated as of April 7, 2004, by and among Teledyne Technologies Incorporated, Meadow Merger Sub Inc., Robert W. Allington and Mary L. Allington.